SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2004

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing receives notification
of Genesys Iberia option exercise.

Reston, Virginia, and Montpellier, France – December 14, 2004 – Genesys Conferencing (Euronext 3955) (NASDAQ: GNSY), a global multimedia conferencing leader, today announced the notification by Grupo Multitel SA (formerly Multitel Cable, SA), Genesys Conferencing’s partner in Genesys Iberia Teleconferencia, SA, of the exercise of its put option with respect to its 60% interest in Genesys Iberia.

Genesys Conferencing informed Multitel of its disagreement with the €5.2 million price asked by Multitel in consideration of its shares in Genesys Iberia, which was not determined in accordance with the procedure specifically provided for in the applicable agreements between Genesys Conferencing and Multitel.

Pursuant to such agreements, the parties will enter into a process for the selection of an investment bank that will be responsible for the determination of the fair market value of the Genesys Iberia shares to be purchased by Genesys Conferencing. Genesys may pay the purchase price for those shares in cash or in Genesys shares, subject to possible bank and/or shareholder authorization.

Genesys Iberia is a leading provider of conferencing services in Spain. Genesys Conferencing entered into the joint venture with Multitel and other partners in 1999 in order to utilize the Spanish partners’ local market knowledge and relationships as a means to more effectively penetrate this important international business market.

ABOUT GENESYS CONFERENCING

Genesys Conferencing is a leading provider of integrated Web, voice and video conferencing services to over 500,000 users worldwide, including users at nearly 200 of the Global Fortune 500 companies. The company’s services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 21 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

AT GENESYS CONFERENCING

Michael E. Savage	Marine Pouvreau
Executive Vice President and Chief Financial Officer	Investor Relations Manager
Phone: +1 703 736 7100	Phone: +1 703 733-2140
mike.savage@genesys.com	marine.pouvreau@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 14, 2004

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer